Room 4561

April 25, 2006




Howard J. Nellor
President and Chief Executive Officer
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, CA 90245


Re:	Peerless Systems Corporation
	Form 10-K for Fiscal year Ended January 31, 2005
Forms 10-Q for Fiscal Quarters Ended April 30, 2005, July 31, 2005 and October 31, 2005
	File No. 000-21287


Dear Mr. Nellor:

              We have reviewed your response to our letter dated April 3, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-Q for the quarter ending October 31, 2005

Note 7.  Kyocera-Mita MOU, page 11

Note 1. Revenue recognition, page F-6

Comment Number 6

1. We note your response to our prior comment number 6 and that you are applying SOP 97-2 and guidance provided by EITF 00-21 and SAB
104. Explain how you are applying the guidance in each of these standards and the factors the Company considered in determining this arrangement is within the scope of these standards. Specifically address the paragraphs of the standards you are applying and your analysis of how you determined each unit of account/element, fair value for each unit of account/element and timing for recognizing revenue for each unit of account/element.

2. We note from your response that the Company established VSOE of undelivered maintenance services element that may extend one year beyond the original three-year term of the arrangement based on standalone agreements that provided the same annual maintenance services covering any customer products developed using any of the Company`s technology. Explain how you determined fair value for maintenance services to be delivered under this arrangement based on the Company`s other arrangements, considering paragraph 5.2 of the
Memorandum of Understanding relating to this arrangement provides for the terms and conditions of maintenance (included in the $24 million development fee) to be separately agreed upon in writing by the parties.

3. You indicate that $400,000 has been assigned to maintenance services to be recognized over the service period following the original three-year term of the arrangement. Tell us whether this amount is based on providing maintenance services for one product, two products, three products etc., and how you objectively determine the value to assign to maintenance services considering the timing and number of products to be developed under this arrangement is unknown.

******

      	 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Thomas Ferraro, Senior Staff Accountant, at
(202) 551-3225 or Craig Wilson, Senior Assistant Chief Accountant who supervised this review, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Sincerely,


      Kathleen Collins
							Accounting Branch Chief
Mr. Howard J. Nellor
Peerless Systems Corporation
April 25, 2006
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